Exhibit 24(b)(8)(b)(3) Services Agreement with Investment Adviser, effective April 1, 2005, between Liberty Funds Distributor, Inc. and ING USA Annuity and Life Insurance Company.

SERVICE AGREEMENT
WITH
INVESTMENT ADVISER

AGREEMENT, effective as of April l. 2005 between Liberty Funds Distributor, Inc, (the "Adviser"). A _____________________ and ING USA Annuity and Life Insurance Company ("ING USA”), an Iowa corporation, for the provision of described administrative services by ING USA in connection with the sale of shares of portfolios under the Liberty Variable Investment Trust (the 'Fund") as described in the Fund Participation Agreement dated April 1, 2005 between ING USA. the Fund and the Adviser (the "Fund Participation Agreement").

In consideration of their mutual promises, the Adviser and ING USA agree as follows:

1.     ING USA agrees to provide the following services to the Adviser:

a.
responding to inquiries from owners of ING IJSA variable annuity contracts and variable life insurance policies using the Funds as an investment vehicle (“Contractholders”) regarding the services performed by ING USA that relate to Funds;

b.	providing information to Adviser and Contractholders with respect to Fund shares attributable to Contractholders accounts;

c.	Communicating directly with Contractholdcrs concerning the Funds operations;

d.	providing such other similar services as Adviser may reasonably request pursuant to Adviser's agreement with the Funds to the extent permitted under applicable federal and state requirements.

2.    (a)    Administrative services to Contractholders shall be the responsibility of ING USA and shall not be the responsibility of the Fund or the Adviser.  The Adviser recognizes ING as sole shareholder of Fund shares issued under the Fund Participation Agreement, and that substantial savings will be derived in administrative expenses, such as significant. reductions in postage expense and shareholder communications, by virtue of having a sole shareholder for each of the Accounts rather than multiple shareholders.  In consideration of the resulting from such arrangement, and to compensate ING USA for its costs, the Adviser agrees to pay to ING USA and ING USA agrees to accept as full compensation for services rendered hereunder an amount described in Schedule I-A attached hereto and made a part this Agreement as may be amended from time to time with the mutual consent the parties hereto.

(b)    The parties agree that the Advisers payments to ING USA are tor administrative services only and do not constitute payment in any manner for investment advisory services or for costs of distribution.

(c)     For the purpose of computing the administrative fee reimbursement contemplated by this Section 2, the average aggregate amount invested by ING USA over a one month period shall be computed by totaling ING USA’s aggregate investment (share net asset value multiplied by total number of shares held by ING USA)  on each business day during the month and dividing by the total number of business days during each month.

(d)     The Fund will calculate the reimbursement of administrative expenses at the end of each month and will make reimbursement to ING USA within 30 days thereafter.  The reimbursement payment will be accompanied by a statement showing the calculation of the monthly amounts payable by the Adviser and such other supporting data as may be reasonably requested by ING USA.  Payment will be wired by the Adviser to an account designated by ING USA.

3.      ING USA Agrees to Indemnify and hold harmless the Advisor and its directors, officers and employees from any and all loss, liability and expense resulting from any gross negligence or willful wrongful act of ING USA under this Agreement or a breach of a material provision of this Agreement, except to the extent such loss, liability or expense is the result of the Advisor’s misfeasance, bad faith or gross negligence in performance of its duties.

4.      The Adviser agrees to indemnify and hold harmless ING USA and its directors, officers and employees from any and all loss, liability or expense resulting from any gross negligence or willful wrongful act of the Adviser under this Agreement or a breach of a material provision under this Agreement, except to the extent such loss, liability or expense is the result of ING USA’s own willful misfeasance, bad faith or gross negligence in the performance of its duties.

5.      Either party may terminate this Agreement without penalty, (i) on sixty (60) days written notice. to the other party for any cause or without cause, or (ii) on reasonable notice to the other party if it is not permissible to continue the arrangement described herein under laws, rules or regulations applicable to either party or the Fund, or if the Participation Agreement is terminated.

6.      The terms of this arrangement will be held confidential by each party except to the extent that either party or its counsel may deem it necessary to disclose this arrangement.

7.      This Agreement represents the entire agreement of the parties on the subject matter hereof and it cannot be amended or modified except in writing, signed by the parties.  This Agreement may be executed in one or more separate counterparts, all of which, when taken together, shall constitute one and the same Agreement.

8.     All notices and other communications hereunder shall be given or made in writing and shall be delivered personally, or sent by telex, telecopier or registered or certified mail, postage prepaid, return receipt requested, or recognized overnight courier service to the party to whom they are directed at the following addresses, or at such other addresses as may be designated by notice from such party to the other party.

To ING USA

ING USA ANNUITY AND LIFE INSURANCE COMPANY
ING U.S. Legal Services
1475 Dunwoody Drive
West Chester, PA 19380
Attention: Linda Senker, Counsel

To Columbia Management Advisors
One Financial Center
Boston, MA 02111
Attention: Michelle Rhee

Any notice, demand or other communication given in a manner prescribed in this Section 8 shall be deemed to have been delivered on receipt.

IN WITNESS WHEREOF, the parties to this Agreement have caused this Agreement to be executed by their authorized officers as of this 1st day of April, 2005.

ADVISER:

By: /s/ Roger Sayler
Name: Roger Sayler
Title: Chief Operating Officer

ING USA ANNUITY AND LIFE INSURANCE COMPANY

By: /s/ Harry N. Stout
Name: Harry N. Stout
Title: President

Schedule I-A

In consideration of the services provided by ING USA, the Adviser agrees to Pay ING USA and amount equal to 50 basis points (0.50%) per annum on the average aggregate amount invested by ING USA in the Fund under the Fund Participation Agreement.